UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

February 27, 2024

Commission File Number: 001-31269

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ALCON INC.
(Registrant Name)

Rue Louis-d'Affry 6
1701 Fribourg, Switzerland
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F: Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Glossy pages to the Alcon Inc. Annual Report for the year ended December 31, 2023 that has been made available to shareholders, together with the Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date:	February 27, 2024	By:	/s/ David J. Endicott
Name: David J. Endicott
Title: Authorized Representative

Date:	February 27, 2024	By:	/s/ Timothy C. Stonesifer
Name: Timothy C. Stonesifer
Title: Authorized Representative

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